FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: June 25, 2009	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXHIBIT INDEX

Exhibit Number 99.1	Description Material Change Report dated June 25, 2009

EXHIBIT 99.1

FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Banro Corporation

1 First Canadian Place

Suite 7070, 100 King Street West

Toronto, Ontario

M5X 1E3

2.	Date of Material Change

June 19, 2009 (entering into of underwriting agreement; see item 5.1 below)

June 25, 2009 (closing of financing; see item 5.1 below)

3.	News Release

The news release with respect to the entering into of the underwriting agreement was issued on June 19, 2009 through CNW Group.

The news release with respect to the closing of the financing was issued on June 25, 2009 through CNW Group.

4.	Summary of Material Change

See item 5.1 below.

5.	Full Description of Material Change

5.1	Full Description of Material Change

On June 16, 2009, Banro Corporation (the "Company") issued a press release announcing that it was undertaking an overnight marketed offering of common shares of the Company ("Common Shares") to be effected by way of a prospectus supplement (the "Offering"). The press release stated that the number of Common Shares to be distributed and the price of each Common Share would be determined in the context of the market with final terms to be determined at the time of pricing, and that the Offering would be conducted through a syndicate of underwriters co-led by GMP Securities L.P. and CIBC World Markets Inc. The press release also stated that the Company would grant the underwriters an over-allotment option to purchase additional Common Shares in an amount up to 15% of the number of Common Shares sold pursuant to the Offering, exercisable at any time up to 30 days from the closing of the Offering.

On June 17, 2009, the Company issued a press release announcing the terms of the Offering. The press release stated that a total of 43,479,000 Common Shares would be distributed at a price of Cdn$2.30 per Common Share for aggregate gross proceeds to the Company of Cdn$100,001,700.

On June 19, 2009, the Company issued a press release announcing that, in connection with the Offering, the Company had entered into an underwriting agreement with GMP Securities L.P. and CIBC World Markets Inc. and had filed the "Prospectus Supplement" (as defined below).

2

On June 25, 2009, the Company issued a press release announcing that it has closed the Offering. A total of 43,479,000 Common Shares were issued and sold at a price of Cdn$2.30 per Common Share for aggregate gross proceeds of Cdn$100,001,700. The Offering was conducted through a syndicate of underwriters co-led by GMP Securities L.P. and CIBC World Markets Inc. (the "Underwriters"). Under the terms of the underwriting agreement, the Company has granted the Underwriters an over-allotment option to purchase up to an additional 6,521,000 Common Shares at a price of Cdn$2.30 per Common Share up to 30 days from the closing of the Offering.

The Company intends to use approximately Cdn$75 million of the net proceeds of the Offering for advancing the Company's gold projects in the Democratic Republic of the Congo, specifically on the Twangiza-Namoya Gold Belt. The Company intends to use the remaining net proceeds of the Offering, including proceeds from any exercise of the over-allotment option, for working capital and general corporate purposes.

The Offering was made by way of a prospectus supplement (the "Prospectus Supplement") to the Company's Canadian short form base shelf prospectus dated September 11, 2008 (the "Shelf Prospectus") in all of the provinces of Canada (other than Quebec), and in the United States by way of a shelf prospectus supplement to the Company's shelf registration statement and related prospectus filed with the United States Securities and Exchange Commission (the "SEC") on September 11, 2008. The Common Shares were also offered on a private placement basis in certain jurisdictions outside of Canada and the United States pursuant to applicable prospectus exemptions. The Company has filed the Shelf Prospectus and the Prospectus Supplement with certain Canadian securities regulatory authorities. The Company has also filed a registration statement (which includes the Shelf Prospectus) and the Prospectus Supplement with the SEC. These documents and other documents filed by the Company and referred to therein are available on the SEC website at www.sec.gov and on SEDAR at www.sedar.com.

The Company is a Canadian-based gold exploration company focused on the development of four wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold-belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Arnold T. Kondrat (Executive Vice President) - (416) 366-2221.

9.	Date of Report

June 25, 2009.